Exhibit 99.2

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them (HOS-2 form)

Filing reference
Submitted at

1.   Details of the person discharging managerial responsibilities/person closely associated

Name[1]	ATP Holdings ehf.

2.	Reason for the notification

Position/status[2]	Person closely associated to Róbert Wessman (CEO and chairman)
Initial notification/Amendment[3]	Initial notification

3.   Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Name[4]	Alvotech
LEI[5]	222100DCZBOWV5DZ8372

4.  Details of the transaction(s): section to be repeated for 1 each type of instrument; 2 each type of transaction; 3 each date; and 4 each place where transactions have been conducted:

Description of the financial instrument, type of instrument[6]	Shares
Identification code[7]	LU2458332611
Nature of the transaction[8]	Acquisition Sale
Price(s) and volume(s)[9]	Price(s)	Volume(s)
	44.06 SEK	2,110,640 (units)
Aggregated information Aggregated volume[10] Price[11]	2,110,640 (units) 44.06 SEK
Date of the transaction[12]	2025-12-19
Place of transaction[13]	- XOFF

Notes

1 For natural persons: the first name and the last name(s). For legal persons: full name including legal form as provided for in the register where it is incorporated, if applicable.

2 For persons discharging managerial responsibilities: the position occupied within the issuer, emission allowances market participant/auction platform/auctioneer/auction monitor should be indicated, e.g. CEO, CFO. For persons closely accociated:

•	An indication that the notification concerns a person closely associated with a person discharging managerial responsibilities;
•	Name and position of the relevant person discharging managerial responsibilities.

3 Indication that this is an initial notification or an amendment to prior notifications. In case of amendment, explain the error that this notification is amending.

4 Full name of the entity.

5 Legal Entity Identifier code in accordance with ISO 17442 LEI code.

6 Indication as to the nature of the instrument:

•	A share, a debt instrument, a derivative or a financial instrument linked to a share or a debt instrument;
•	An emission allowance, an auction product based on an emission allowance or a derivative relating to an emission allowance.

7 Instrument identification code as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.

8 Description of the transaction type using, where applicable, the type of transaction identified in Article 10 of the Commission Delegated Regulation (EU) 2016/522 adopted under Article 19(14) of Regulation (EU) No 596/2014 or a specific example set out in Article 19(7) of Regulation (EU) No 596/2014. Pursuant to Article 19(6)(e) of Regulation (EU) No 596/2014, it shall be indicated whether the transaction is linked to the exercise of a share option programme.

9 Where more than one transaction of the same nature (purchases, sales, lendings, borrows, ...) on the same financial instrument or emission allowance are executed on the same day and on the same place of transaction, prices and volumes of these transactions shall be reported in this field, in a two columns form as presented above, inserting as many lines as needed. Using the data standards for price and quantity, including where applicable the price currency and the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.

10 The volumes of multiple transactions are aggregated when these transactions:

•	Relate to the same financial instrument or emission allowance;
•	Are of the same nature;
•	Are executed on the same day;
•	And are executed on the same place of transaction.

Using the data standard for quantity, including where applicable the quantity currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.

11 Price information:

•	In case of a single transaction, the price of the single transaction;
•	In case the volumes of multiple transactions are aggregated: the weighted average price of the aggregated transactions.

Using the data standard for price, including where applicable the price currency, as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014.

12 Date of the particular day of execution of the notified transaction. Using the ISO 8601 date format: YYYY-MM-DD; UTC time.

13 Name and code to identify the MiFID trading venue, the systematic internaliser or the organised trading platform outside of the Union where the transaction was executed as defined under Commission Delegated Regulation supplementing Regulation (EU) No 600/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the reporting of transactions to competent authorities adopted under Article 26 of Regulation (EU) No 600/2014, or if the transaction was not executed on any of the above mentioned venues, please mention "outside a trading venue".